SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 6, 2002
_____

ITW Savings and Investment Plan
(Exact Name of Registrant as Specified in its Charter)

Not Applicable	Form S-8 Reg. No. 333-17473	36-1258310, Plan No. 003
(State or other	(Commission File Number)	(I.R.S. Employer
jurisdiction of		Identification No.)
Incorporation)		

3600 West Lake Avenue, Glenview, IL	60025
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code): 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Item 4. Changes in Accountant

On August 6, 2002, the Employee Benefits Committee of Illinois Tool Works Inc. dismissed Arthur Andersen LLP as the auditors of the ITW Savings and Investment Plan (the "Plan"), and engaged the accounting firm of Grant Thornton LLP as independent auditors of the Plan.

The audit reports of Arthur Andersen LLP on the financial statements of the Plan as of and for the years ended December 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent years ended December 31, 2001 and 2000, and the subsequent interim period through August 6, 2002, there were no disagreements between the Plan and Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen LLP's satisfaction, would have caused Arthur Andersen LLP to make reference to the subject matter of the disagreement in connection with its reports.

None of the reportable events described under Item 304 (a)(1)(v) of Regulation S-K occurred within the two most recent fiscal years ended December 31, 2001 and 2000 or within the interim period through August 6, 2002.

The Plan has provided Arthur Andersen LLP with a copy of the foregoing statements, and requested that Arthur Andersen LLP furnish a letter to the Securities and Exchange Commission stating that it agrees with such statements. Arthur Andersen LLP has indicated that they are unable to respond and they neither agree nor disagree with the above statements.

During the two most recent fiscal years ended December 31, 2001 and 2000 and the subsequent interim period through August 6, 2002, the Plan did not consult with Grant Thornton LLP regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Illinois Tool Works Inc.

Date: August 12, 2002   By: /s/ Jon C. Kinney

                                      Jon C. Kinney
                                      Senior Vice President and
                                      Chief Financial Officer